UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

MSG Networks Inc. (formerly known as

The Madison Square Garden Company)

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826P 100

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 758,384
	8.	Shared Voting Power 8,063,616
	9.	Sole Dispositive Power 758,384
	10.	Shared Dispositive Power 8,063,616
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,822,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person IN

*	Excludes 5,514,163 shares of MSG Networks Inc. (formerly known as The Madison Square Garden Company) Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of MSG Networks Inc. (formerly known as The Madison Square Garden Company) Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,822,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,822,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,822,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person IN

*	Excludes 5,514,163 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 380,047
	8.	Shared Voting Power 975,962
	9.	Sole Dispositive Power 380,047
	10.	Shared Dispositive Power 975,962
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,009
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person IN

*	Excludes 12,646,441 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 40,767
	8.	Shared Voting Power 966,844
	9.	Sole Dispositive Power 40,767
	10.	Shared Dispositive Power 966,844
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,007,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,472
	8.	Shared Voting Power 938,947
	9.	Sole Dispositive Power 1,472
	10.	Shared Dispositive Power 938,947
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person IN

*	Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Kathleen M. Dolan, individually, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 36,867
	8.	Shared Voting Power 5,739,923
	9.	Sole Dispositive Power 36,867
	10.	Shared Dispositive Power 5,739,923
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,776,790
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person IN

*	Excludes 8,089,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 25,191
	8.	Shared Voting Power 940,216
	9.	Sole Dispositive Power 25,191
	10.	Shared Dispositive Power 940,216
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 965,407
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*	Excludes 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 20,618
	8.	Shared Voting Power 1,000,652
	9.	Sole Dispositive Power 20,618
	10.	Shared Dispositive Power 1,000,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,021,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 300,987
	8.	Shared Voting Power 7,498,856
	9.	Sole Dispositive Power 300,987
	10.	Shared Dispositive Power 7,498,856
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,799,843
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person IN

*	Excludes 6,190,319 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.

Name of Reporting Person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan and the Charles F. Dolan 2009 Family Trusts

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,839
	8.	Shared Voting Power 9,399,939
	9.	Sole Dispositive Power 6,839
	10.	Shared Dispositive Power 9,399,939
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,406,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person IN

*	Excludes 4,385,323 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 938,666
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 938,666
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 933,879
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 933,879
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,879
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 12,702,540 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,304,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,304,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*	Excludes 12,297,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,304,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,304,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*	Excludes 12,379,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,222,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,222,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,222,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

*	Excludes 12,372,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,229,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,229,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

*	Excludes 12,372,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,292,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,292,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*	Excludes 12,309,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,124,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,124,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person OO

*	Excludes 12,477,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of MSG Networks Inc. (formerly known as The Madison Square Garden Company) (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, to reflect certain changes to the stockholders agreement among the Group Members as described below.

The Schedule 13D (the “Schedule”) filed by the original Group Members on February 12, 2010, as amended and supplemented by Amendment No. 1 filed on November 19, 2010, Amendment No. 2 filed on March 10, 2011, Amendment No. 3 filed on September 16, 2011, Amendment No. 4 filed on October 3, 2012, Amendment No. 5 filed on May 22, 2013, Amendment No. 6 filed on August 22, 2013, Amendment No. 7 filed on September 20, 2013, Amendment No. 8 filed on March 27, 2014 and Amendment No. 9 filed on September 5, 2014, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 10.

Item 1	Security and Issuer

The disclosure in Item 1 is hereby amended by changing the address information for the Issuer as follows:

MSG Networks Inc. (formerly known as The Madison Square Garden Company)

11 Pennsylvania Plaza

New York, NY 10001

Item 2	Identity and Background

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. The Reporting Persons also include David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, and each of the 2009 Family Trusts.

The disclosure in Item 2(b) is hereby amended by changing the contact information for the Group Members listed below as follows:

Individuals:

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Scott Metsch

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Marianne Dolan Weber:

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Trusts:

Charles F. Dolan Children Trust FBO Kathleen M. Dolan

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Charles F. Dolan Children Trust FBO Marianne Dolan Weber

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan

c/o Richard Baccari

MLC Ventures LLC

PO Box 1014

Yorktown Heights, NY 10598

The disclosure in Item 2(c) is hereby amended by changing the employment information for the Group Members noted below as follows:

James L. Dolan is Executive Chairman and a director of the Issuer. The Issuer’s principal business address is 11 Pennsylvania Plaza, New York, NY 10001. He is the Chief Executive Officer and a director of Cablevision Systems Corporation (“CVC”), Executive Chairman and a director of The Madison Square Garden Company (formerly known as MSG Spinco, Inc.) (“MSG”) and a director of AMC Networks Inc. (“AMC”).

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

On October 1, 2015, the Group Members entered into the Third Amended and Restated Class B Stockholders Agreement (the “Third A&R Class B Stockholders Agreement”), which is filed as Exhibit 7 to this Schedule 13D, which amended and restated the Second Amended and Restated Class B Stockholders Agreement. The purpose of the amendments to the Class B Stockholders’ Agreement is to modify the voting provisions so that voting decisions with respect to the Class B Common Stock are made by a majority of the six children of Charles F. Dolan, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne E. Dolan Weber (collectively, the “Dolan Siblings”) as a group, rather than by the holders of a majority of the shares of Class B Common Stock, and to require the approval of certain transfers of shares of Class B Common Stock by a specified number of Dolan Siblings. The information in Item 6 of this Amendment No. 10 to Schedule 13D is incorporated by reference.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 15,116,428 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,527,873 shares of Class A Common Stock (including options to purchase 67,000 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 20.2% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 422,892 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 8,822,000 shares of Class A Common Stock, including (i) 747,608 shares of Class A Common Stock and (ii) 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 758,384 shares of Class A Common Stock (including 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust and 676,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 8,063,616 shares of Class A Common Stock (including 585,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the 2009 Family Trusts). He disclaims beneficial ownership of 585,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 8,822,000 shares of Class A Common Stock, including (i) 747,608 shares of Class A Common Stock and (ii) 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 8,822,000 shares of Class A Common Stock (including 585,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 7,398,236 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 585,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 8,074,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 7,398,236 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1.356.009 shares of Class A Common Stock, including (i) 413,895 shares of Class A Common Stock (including options to purchase 66,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 942,114 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 380,047 shares of Class A Common Stock (including 297,416 shares of Class A Common Stock owned of record personally, 1,475 shares of Class A Common Stock held as custodian for one or more minor children, options to purchase 66,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 975,962 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 4,324 shares of Class A Common Stock owned of record personally by his spouse, 387 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 3,157 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,475 shares of Class A Common Stock held as custodian for one or more minor children, 4,324 shares of Class A common Stock owned of record personally by his spouse, 3,157 shares of Class A Common Stock owned of record by members of his household, 387 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,007,611 shares of Class A Common Stock, including (i) 80,653 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,767 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 940,419 shares of Class A Common Stock, including (i) 54,404 shares of Class A Common Stock and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,472 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 938,947 shares of Class A Common Stock (including 4,256 shares of Class A Common Stock owned jointly with his spouse, 300 shares of Class A Common Stock owned of record by his spouse and 512 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 300 shares of Class A Common Stock owned of record by his spouse, 512 shares of Class A Common Stock held by the Mucci Trust, and 47,864 shares of Class A Common Stock and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,776,790 shares of Class A Common Stock, including (i) 277,783 shares of Class A Common Stock and (ii) 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 36,867 shares of Class A Common Stock (including 4,705 shares of Class A Common Stock owned of record personally and 1,850 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,739,923 shares of Class A Common Stock (including an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 1,850 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 965,407 shares of Class A Common Stock, including (i) 74,605 shares of Class A Common Stock (including options to purchase 1,000 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 25,191 shares of Class A Common Stock (including 24,191 shares of Class A Common Stock, options to purchase 1,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 940,216 shares of Class A Common Stock (including 625 shares of Class A Common Stock held of record personally by her spouse, 925 shares of Class A Common Stock held by a member of her household, 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 625 shares of Class A Common Stock held of record personally by her spouse, 925 shares of Class A Common Stock held by a member of her household, and 47,864 shares of Class A Common Stock and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,021,270 shares of Class A Common Stock, including (i) 102,289 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 20,618 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,000,652 shares of Class A Common Stock (including 27,057 shares of Class A Common Stock owned of record personally by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 27,057 shares of Class A Common Stock owned of record personally by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 7,799,843 shares of Class A Common Stock, including (i) 401,607 shares of Class A Common Stock and (ii) 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 300,987 shares of Class A Common Stock (including 1,782 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,498,856 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 5,550 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A

Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 5,550 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 9,406,778 shares of Class A Common Stock, including (i) 203,546 shares of Class A Common Stock and (ii) 9,203,232 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 13.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,839 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 9,399,939 shares of Class A Common Stock (including 7,809 shares of Class A Common Stock owned jointly with her spouse, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 6,839 shares of Class A Common Stock held as custodian for one or more minor children, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 95,728 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 79,770 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,398,236 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 933,879 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,304,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,291,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 1,304,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,291,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,222,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,209,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,229,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,216,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 1,292,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,279,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,124,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,111,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,029,509 shares of Class A Common Stock, including (i) 183,570 shares of Class A Common Stock, and (ii) 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 95,820 shares of Class A Common Stock (including 4,378 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,933,689 shares of Class A Common Stock (including an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 4,378 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,909,497 shares of Class A Common Stock, including (i) 91,737 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,387 shares of Class A Common Stock (including 1,225 shares of Class A Common Stock owned of record personally and 1,162 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,907,110 shares of Class A Common Stock (including 950 shares of Class A Common Stock owned jointly with his spouse, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,162 shares of Class A Common Stock held as custodian for a minor child, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On September 2, 2015, Deborah A. Dolan-Sweeney’s spouse exercised options to purchase 1,875 shares of Class A Common Stock at an exercise price of $10.78 per share.

On September 3, 2015, James L. Dolan exercised options to purchase 45,000 shares of Class A Common Stock at an exercise price of $10.78 per share.

On September 10, 2015, James L. Dolan received 12,458 shares of Class A Common Stock upon vesting of restricted stock units.

On September 11, 2015, James L. Dolan received a compensatory grant from the Issuer of 12,010 shares of restricted stock units over Class A Common Stock.

On September 11, 2015, Charles F. Dolan through the CFD 2009 Trust transferred 1,454 shares of Class B Common Stock to the HAD 2009 Trust.

On September 11, 2015 Helen A. Dolan repaid principal and interest on promissory notes in the amounts set forth in the table below held by the trusts listed in the table below through the transfer by the HAD 2009 Trust to each of the respective trusts of the number of shares of Class B Common Stock listed in the table below. The shares were valued at $72.66 per share, the mean of the high and low trading price for the Class A Common Stock on September 11, 2015, for such purpose.

Number of shares of Class B Common Stock transferred to Trust	Principal and Interest Repaid by Helen A. Dolan	Transferee
58,803	$4,272,331.97	CFD 2009 Family Trust FBO James L. Dolan
58,803	$4,272,331.97	CFD 2009 Family Trust FBO Thomas C. Dolan
58,803	$4,272,331.97	CFD 2009 Family Trust FBO Patrick F. Dolan
58,803	$4,272,331.97	CFD 2009 Family Trust FBO Kathleen M. Dolan
58,803	$4,272,331.97	CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney
58,803	$4,272,331.97	CFD 2009 Family Trust FBO Marianne E. Dolan Weber

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended to read in its entirety as follows:

On January 13, 2010, the Group Members executed a Stockholders’ Agreement (the “Class B Stockholders’ Agreement”), as amended by the Amended and Restated Class B Stockholders’ Agreement, dated November 19, 2010, the Second Amended and Restated Class B Stockholders’ Agreement, dated November 15, 2013, and the Third A&R Class B Stockholders’ Agreement. The purpose of the Class B Stockholders’ Agreement is to consolidate control of the Issuer among the Group Members. As a result of this agreement and action taken by the Issuer’s board of directors, the Issuer qualifies as a “controlled company” under the rules of the New York Stock Exchange.

Voting. Under the Third A&R Class B Stockholders’ Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee consists of Charles F. Dolan and the Dolan Siblings (James L. Dolan, Thomas C. Dolan, Patrick F. Dolan Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber). The Dolan Family Committee generally acts by vote of a majority of the Dolan Siblings, except that approval of a going-private transaction must be approved by a two-thirds vote and approval of a change in control transaction must be approved by not less than all but one of the Dolan Siblings. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the approval of the Dolan Family Committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”), unless such shares are first converted into shares of Class A Common Stock. The foregoing requirement and the other transfer restrictions in the Third A&R Class B Stockholders’ Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee to the extent approved by Charles F. Dolan and at least two Dolan Siblings.

Change in Control. No Class B Stockholders will be permitted to sell their shares of Class B Common Stock if such sale would result in a change in control of the Issuer, unless such sale is approved by not less than all but one of the Dolan Siblings.

Market Sale. Subject to the other transfer provisions, the parties to the Third A&R Class B Stockholders’ Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale.

Right of First Refusal. Subject to the other transfer provisions, the parties to the Third A&R Class B Stockholders’ Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Third A&R Class B Stockholders’ Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Third A&R Class B Stockholders’ Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Third A&R Class B Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Third A&R Class B Stockholders’ Agreement, which is filed as Exhibit 7 to this Amendment No. 10 to Schedule 13D and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.10: Joint Filing Agreement, dated October 2, 2015.

Exhibit 7: Third Amended and Restated Class B Stockholders’ Agreement, dated October 1, 2015.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 2, 2015

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

CHARLES F. DOLAN CHILDREN TRUST FBO PATRICK F. DOLAN

*
By: Mary S. Dolan, Trustee

CFD 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CFD 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CFD 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CFD 2009 FAMILY TRUST FBO PATRICK F. DOLAN

CFD 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CFD 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By: Mary S. Dolan, Trustee

*
By: David M. Dolan, Trustee

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
David M. Dolan

MARY S. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact